SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)        .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)        .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ/MF: 02.570.688/0001-70

NIRE 53 3 0000581 - 8

Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

In compliance with legal and statutory provisions, the shareholders of Brasil Telecom Participações S.A. (the “Company”) are summoned to gather at an Extraordinary General Meeting to be held on September 30, 2009, at 10:30 a.m., in the Company’s head office, in the city of Brasília – Federal District, at SIA SUL, ASP, LOT D, BLOCK B, in order to resolve on the following:

1) Approval of the termination of the compliance of Level 1 Differentiated Corporate Governance Practices of the Brazilian Securities, Commodities and Futures Exchange – BM&FBOVESPA;

2) Examine, discuss and resolve on the approval of the Protocol and Justification of the Merger of the Company with and into its subsidiary Brasil Telecom S.A., a publicly-held company with head offices in the city of Brasília, Federal District, at SIA SUL – ASP – Lot D – Block B, registered with the National Corporate Taxpayers’ Register under CNPJ/MF No. 76.535.764/0001-43 (“BrT”) (the “Protocol and Justification”);

3) Ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with head office at Rua São José, 90 – group 1,802, in the city and State of Rio de Janeiro, registered with the National Corporate Taxpayers’ Register under No. 27.281.922/0001-70 (“Apsis”), as the specialized firm engaged for the preparation of the appraisal report, at book value, of the Company’s net worth that will be acquired by BrT (the “Appraisal Report”), as well as the Net Worth Appraisal Report of the Company and BrT at market prices, for the purposes of Article 264 of Law No. 6,404/76 (the “ Net Worth Appraisal Report at Market Prices”);

4) Examine, discuss and resolve on the approval of the Appraisal Report and on the Net Worth Appraisal Report at Market Prices, prepared by Apsis;

5) Resolve on the proposal of the merger of the Company with and into BrT, as set forth in Article 227 of Law No. 6,404/76, and in the terms and conditions established in the Protocol and Justification (the “Merger”).

GENERAL INFORMATION

In compliance with the provisions set forth in Article 135, §3 of Law No. 6,404/76 the documents related to the agenda are available to the shareholders at the Company’s head office, and are also available for consultation on the website www.brasiltelecom.com.br/ri. All the documents related to the agenda referred to in this notice and all documents related to the Merger were sent to the Brazilian Securities, Commodities and Futures Exchange – BM&FBOVESPA and to the Brazilian Securities Commission (“CVM”), pursuant to the Article 124, §6 of Law No. 6,404/76 and to CVM Instruction No. 319/99, and are also available on the websites www.cvm.gov.br and www.bovespa.com.br.

Proxies shall be filed at the Legal Department at the Company’s head office no later than two (2) business days in advance to the Meeting.

Shareholders holding shares in the Fungible Custody of Registered Shares who wish to participate in the Extraordinary General Meeting shall file a custody statement issued no later than two (2) business days prior to the meeting, containing the respective share interest provided by the custodian.

Rio de Janeiro, August 28, 2009.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig

Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer